ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
Saturna Capital Corporation		89265106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
March 30, 2007	November 17, 2006 to November 17, 2007	/s/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Sextant Core Fund, a series of:
Saturna Investment Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 11

INSURED		BOND NUMBER
Saturna Capital Corporation		89265106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
March 30, 2007	November 17, 2006 to November 17, 2007	/s/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

Sextant Core Fund, a series of:
Saturna Investment Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.